UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Skyline Champion Corporation

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 2401

New York, NY 10022

(212) 486-3211

With a copy to:

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 19

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,654,189*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,654,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,654,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IA

*	Excludes 27,811,734 shares of Common Stock beneficially owned by Bain Entities and Centerbridge Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4).
**	The calculation is based upon 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 19

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,654,189*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,654,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,654,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes 27,811,734 shares of Common Stock beneficially owned by Bain Entities and Centerbridge Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4).
**	The calculation is based upon 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 19

1	NAMES OF REPORTING PERSONS MAK Champion Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,967,558*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,967,558*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,967,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (Seem Item 5)**
14	TYPE OF REPORTING PERSON OO

*	Excludes 27,811,734 shares of Common Stock beneficially owned by Bain Entities and Centerbridge Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4).
**	The calculation is based upon 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 5 of 19

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,967,558*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,967,558*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,967,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (Seem Item 5)**
14	TYPE OF REPORTING PERSON PN

*	Excludes 27,811,734 shares of Common Stock beneficially owned by Bain Entities and Centerbridge Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4).
**

The calculation is based upon 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 6 of 19

1	NAMES OF REPORTING PERSONS MAK-ro Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,686,631*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,686,631*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,686,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (Seem Item 5)**
14	TYPE OF REPORTING PERSON PN

*	Excludes 27,811,734 shares of Common Stock beneficially owned by Bain Entities and Centerbridge Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4).
**	The calculation is based upon 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is filed by:

i.	MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”);

ii.	Michael A. Kaufman, a United States citizen (“Mr. Kaufman”);

iii.	MAK Champion Investment LLC (“MAK Champion”);

iv.	MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”): and

v.	MAK-ro Capital Master Fund LP, a Cayman Islands exempted company (“MAK-ro Fund”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of each Reporting Person is (i) 590 Madison Avenue, Suite 2401, New York, NY 10022 for MAK Capital, Mr. Kaufman and MAK Champion; (ii) c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda for MAK Fund and (iii) c/o HMS Cayman Ltd., Grand Pavilion, West Bay Road, Grand Cayman, Cayman Islands, for MAK-ro Fund.

(c) The principal business of the Reporting Person is (i) a registered investment adviser, for MAK Capital, (ii) the managing member of MAK Capital, for Mr. Kaufman, (iii) a holding company for MAK Fund’s interest in the Issuer, for MAK Champion, and (iii) a pooled investment fund for MAK Fund and MAK-ro Fund.

(d) – (e) During the last five years, no Reporting Person nor, to the knowledge of any Reporting Persons, without independent verification, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On June 1, 2018 (the “Closing Date”), the Issuer and Champion Enterprises Holdings, LLC (“Champion”) completed the transactions contemplated by that certain Share Contribution & Exchange Agreement (the “Exchange Agreement”), dated as of January 5, 2018, by and between the Issuer and Champion. Pursuant to the Exchange Agreement, at the closing of the transactions contemplated by the Exchange Agreement (the “Closing”) (i) Champion contributed to the Issuer all of the issued and outstanding shares of common stock of Champion’s wholly-owned operating subsidiaries, Champion Home Builders, Inc., a Delaware corporation (“CHB”), and CHB International B.V., a Dutch private limited liability company (“CIBV”) (the shares of stock of CHB and CIBV to be contributed to the Issuer, the “Contributed Shares”), and (ii) in exchange for the Contributed Shares, the Issuer, at the direction of Champion, issued directly to the members of Champion, including MAK Champion and MAK-ro Fund (the “Shares Issuance”), an aggregate of 47,752,008 shares of Common Stock such that, at the Closing, the members of Champion collectively held 84.5%, and the Issuer’s pre-Closing security holders held 15.5%, of the shares of Common Stock of the Issuer on a fully-diluted basis. The contribution of the Contributed Shares by Champion to the Issuer and the Shares Issuance by the Issuer to the members of Champion are collectively referred to herein as the “Exchange.”

The shares of Common Stock issued directly to the members of Champion, including the shares of Common Stock reported herein that were issued to MAK Champion and MAK-ro Fund, were issued in exchange for the contribution of the Contributed Shares by Champion to the Issuer. The Reporting Persons did not pay any other consideration for the shares of Common Stock received in the Exchange.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Exchange Agreement

Pursuant to the Exchange Agreement, in addition to the transactions described in Item 3, (a) effective as of June 4, 2018, the size of the board of directors of the Issuer (the “Issuer Board”) was expanded to consist of eleven (11) members, consisting of two members identified as “Company Appointees,” who were designated by the Issuer’s pre-Closing Issuer Board pursuant to written notice provided by the Issuer to Champion, and nine members identified as “Contributor Appointees,” who were designated by the Sponsors (as defined below) pursuant to written notice provided by Champion to the Issuer, and (b) effective immediately following the Closing, the specified persons set forth in the Exchange Agreement were appointed to serve as the officers of the Issuer together with such other officers as designated by Champion. Michael A. Kaufman and David N. Smith are Contributor Appointees who are affiliated with the Reporting Persons.

Ancillary Agreements

In connection with the Closing, the Issuer, Champion, the Reporting Persons, affiliates of Sankaty Credit Opportunities IV, L.P. (collectively, the “Bain Entities”) and Centerbridge Capital Partners, L.P. (collectively, the “Centerbridge Entities” and, together with the Bain Entities and the Reporting Persons, the “Sponsors”) and certain other parties entered into various ancillary agreements governing activities of the parties in respect of the Issuer after the Closing.

Registration Rights Agreement

On the Closing Date, the Issuer, the Sponsors, Champion and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”) providing for, among other things, customary demand and “piggyback” registration rights in favor of the Sponsors and other members of Champion in connection with the shares of the Common Stock received in the Exchange. The Sponsors expect to exercise their demand registration rights under the Registration Rights Agreement in connection with the sale, from time to time, of their Exchange Shares.

Investor Rights Agreement

Also on the Closing Date, the Issuer, the Sponsors, Champion and certain other parties entered into an investor rights agreement (the “Investor Rights Agreement”) providing for, among other things, certain agreements relating to the composition of the Issuer Board and certain information rights.

Coordination Agreement & Proxy

In connection with the Exchange, the Sponsors entered into an Amended and Restated Coordination Agreement, dated as of May 31, 2018 (the “Coordination Agreement”), which provides for, among other things, coordination among the Sponsors in respect of the exercise of their registration rights pursuant to the Registration Rights Agreement and certain agreements among Sponsors relating to the composition of the Issuer Board, the transfer of shares of Common Stock, and the voting of shares of Common Stock by the Sponsors.

Pursuant to the Coordination Agreement, each Sponsor agreed to vote, or cause its shares to be voted, as directed by the Sponsor Majority (as defined below), on all matters presented to the holders of the shares of Common Stock, other than transactions between a Sponsor or any of its affiliates, on the one hand, and the Issuer or its subsidiaries, on the other hand. If a Sponsor fails to vote on any matter presented to the holders of the Shares of Common Stock (a “Non-Voting Sponsor”), each other Sponsor shall be permitted to vote, or cause to be voted, the shares of Common Stock held by the Non-Voting Sponsor in accordance with the direction of the Sponsor Majority. In furtherance of the voting agreement set forth in the Coordination Agreement, on the Closing Date, each Sponsor granted to each other Sponsor an irrevocable proxy and power of attorney to vote, or cause its shares of Common Stock to be voted in accordance with the Sponsor Majority (as defined below), on all matters that are presented to the holders of shares of Common Stock (the “Proxy”). For purposes of the Coordination Agreement, the “Sponsor Majority” is the approval or direction of (i) at least two of the Sponsors then holding 5% or more of the outstanding shares of Common Stock (the “Minimum Ownership Threshold”), if there is more than one Sponsor then satisfying the Minimum Ownership Threshold, and (ii) one Sponsor then satisfying the Minimum Ownership Threshold, if there is only one Sponsor then satisfying the Minimum Ownership Threshold. The Proxy is an irrevocable proxy coupled with an interest and will continue in full force and effect until the closing of the initial offer and sale of shares of Common Stock by the Sponsors for cash pursuant to an effective registration statement, at which time the Proxy shall automatically terminate.

The foregoing descriptions of the Exchange Agreement, the Registration Rights Agreement, the Investor Rights Agreement, the Coordination Agreement and the Proxy are summaries, do not purport to be complete, and are qualified in their entirety by reference to the full text of the Exchange Agreement, the Registration Rights Agreement, the Investor Rights Agreement,, the Coordination Agreement and the Proxy, copies of which are filed as exhibits to the Company’s Current Report on Form 8-K filed June 6, 2018, which are incorporated herein by reference or, in the case of the Proxy, a copy of which is filed as an exhibit hereto.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time consider plans or proposals that would relate to, or would result in, the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D and, in connection therewith, may discuss, evaluate and/or pursue such plans or proposals with their advisors, the Issuer or other persons, including the other parties to the Registration Rights Agreement, the Investor Rights Agreement or the Coordination Agreement. In particular, subject to the terms and conditions of the Coordination Agreement, MAK Champion and MAK-ro Fund may sell some or all of their shares Common Stock in the open market or otherwise, at any time or from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows: (i) MAK Capital and Mr. Kaufman possess the voting power and dispositive power in respect of 13,654,189 shares; (ii) MAK Champion and MAK Fund possess the voting power and dispositive power in respect of 9,967,558 shares; and (iii) MAK-ro Fund possesses the voting power and dispositive power in respect of 3,686,631 shares.

By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and other Sponsors may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 41,465,923 shares, or approximately 73.9%, of the outstanding shares of Common Stock. However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group. Each of the other Sponsors is separately filing a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.

The calculation is based upon 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

(c) Except for the Share Issuance, no Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6. By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and the other Sponsors may be deemed to be a “group” (within the meaning of Rule 13d-5 under the Act) with respect to the shares of Common Stock of the Issuer beneficially owned by each of them.

The agreement among the Reporting Persons related to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1.	Joint Filing Agreement

2.	Share Contribution & Exchange Agreement dated January 5, 2018 by and among Skyline Corporation and Champion Enterprises Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2018).

3.	Amended and Restated Coordination Agreement, dated as of May 31, 2018, by and among Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investments LLC and MAK-RO Capital Master Fund L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 6, 2018)

4.	Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P, in favor of Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC.

5.	Investor Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 6, 2018).

6.	Registration Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Arthur J. Decio, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and each other person party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 6, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2018

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CHAMPION INVESTMENT LLC
By: MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, President

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

SCHEDULE A

Except as noted below, the business address of all persons listed below is 590 Madison Avenue, Suite 2401, New York, NY 10022. To the knowledge of the Reporting Persons, without independent verification, all persons listed below are citizens of the United States.

Name, Title	Present Principal Occupation or Employment

David N. Smith, Managing Director and Chief Operating Officer of MAK Capital One L.L.C.	Managing Director and Chief Operating Officer of MAK Capital One L.L.C.

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 11, 2018, is by and among MAK Capital One L.L.C., Michael A. Kaufman, MAK Champion Investment LLC, MAK Capital Fund LP and MAK-ro Capital Master Fund LP (the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to the shares of common stock, par value $0.0277 per share (the “Common Stock”) of Skyline Champion Corporation, beneficially owned by it from time to time. Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Filers hereby agree to be responsible for the timely filing of the Schedule 13D and any amendments thereto on behalf of the Filers, and for the completeness and accuracy of the information concerning itself contained therein. Each of the Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon five days prior written notice or such lesser period of notice as the Filers may mutually agree.

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CHAMPION INVESTMENT LLC
By: MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, President

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

EXHIBIT 4

EXECUTION VERSION

IRREVOCABLE PROXY PURSUANT TO

AMENDED AND RESTATED COORDINATION AGREEMENT

Each undersigned shareholder (each, a “Shareholder”) of Skyline Champion Corporation (the “Company”) hereby (a) irrevocably (to the fullest extent permitted by applicable law) and unconditionally grants to, designates and appoints each investor listed on Schedule 1 hereto (the “Investors”) as the sole and exclusive attorneys-in-fact and proxies of such Shareholder, with full power of substitution and resubstitution, to represent it with respect to all matters presented to the holders of capital stock of the Company, including at any annual or special meetings of shareholders of the Company, (b) authorizes and empowers each Investor listed on Schedule 1 hereto, to vote, or cause to be voted, and exercise all voting and related rights (to the fullest extent that such Shareholder is entitled to do so) with respect to all of the shares of capital stock of the Company that are now or are hereafter may be beneficially owned by such Shareholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the direction of the Requisite Investor Majority, as such Shareholder’s proxy, at any and all meetings of the shareholders of the Company, and as such Shareholder’s proxy, to consent or dissent to any action taken without a meeting in accordance with the direction of the Requisite Investor Majority and (c) makes, constitutes and irrevocably appoints each Investor to act as the true and lawful proxy and attorney-in-fact in the name and on behalf of such Shareholder, with full power of substitution and resubstitution, to vote and execute and deliver written voting consents with respect to all Shares in accordance, in each of clauses (a) – (c), with the direction of the Requisite Investor Majority, to the extent and with the same effect such Shareholder could do under any applicable laws or regulations governing the rights and powers of shareholders of the Company, in each case, from and after the date hereof until the closing of the Initial Offering (the “Expiration Time”) (notwithstanding that the Expiration Time may occur later than eleven months from the date hereof).

This Irrevocable Proxy is being given to the Investors pursuant to Section 2.5(a) of the Amended and Restated Coordination Agreement, dated May 31, 2018, by and among Sankaty Champion Holdings, LLC, a Delaware limited liability company, Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership, Centerbridge Capital Partners, L.P., a Delaware limited partnership, Centerbridge Capital Partners Strategic, L.P., a Delaware limited partnership, Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership, CCP Champion Investors, LLC, a Delaware limited liability company, MAK Champion Investment LLC, a Delaware limited liability company and MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership (the “Coordination Agreement”) and Section 609 of the New York Business Corporation Law. Any terms not defined herein shall have this meaning given to such terms in the Coordination Agreement.

UNTIL THE EXPIRATION TIME, THIS PROXY IS AN IRREVOCABLE PROXY (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) COUPLED WITH AN INTEREST. This Irrevocable Proxy shall continue in full force and effect and remain valid until the closing of the Expiration Time, immediately upon which such proxy shall automatically terminate without any further action required by any person.

The parties hereto expressly acknowledge and agree that this Irrevocable Proxy gives each Investor the exclusive right (except as to each other Investor) to vote (or consent) the Shares in accordance with the direction of the Requisite Investor Majority. No Investor may exercise this Irrevocable Proxy on any matter except in accordance with the direction of the Requisite Investor Majority. Unless otherwise directed by the Requisite Investor Majority, each Shareholder may vote its Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of such Shareholder and any obligation of such Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Investors.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned has duly executed this Irrevocable Proxy (or caused this Irrevocable Proxy to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Time.

SHAREHOLDERS:

MAK CHAMPION INVESTMENT LLC

By: MAK Capital Fund, L.P.

By:	/s/ Michael Kaufman
Name:	Michael Kaufman
Title:	Portfolio Manager

MAK-RO CAPITAL MASTER FUND L.P.

By: MAK GP LLC, its general partner

By:	/s/ Michael Kaufman
Name:	Michael Kaufman
Title:	Portfolio Manager

Acknowledged and agreed:

INVESTORS

CCP CHAMPION INVESTORS, LLC

By:	CENTERBRIDGE ASSOCIATES, L.P., its manager

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS, L.P.

By:	CENTERBRIDGE ASSOCIATES, L.P., its general partner

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P.

By:	CENTERBRIDGE ASSOCIATES, L.P., its general partner

By:	CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

By:	CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

SANKATY CHAMPION HOLDINGS, LLC

By:	Bain Capital Credit Member, LLC, its manager

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors IV, LLC,
its general partner

By:	Bain Capital Credit Member, LLC,
its managing member

By:	/s/ Andrew S. Viens
Name:	Andrew S. Viens
Title:	Executive Vice President

Schedule 1

Investors

Sankaty Champion Holdings, LLC, a Delaware limited liability company

Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership

Centerbridge Capital Partners, L.P., a Delaware limited partnership

Centerbridge Capital Partners Strategic, L.P., a Delaware limited partnership

Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership

CCP Champion Investors, LLC, a Delaware limited liability company

INDEX TO EXHIBITS

1.	Joint Filing Agreement

2.	Share Contribution & Exchange Agreement dated January 5, 2018 by and among Skyline Corporation and Champion Enterprises Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2018).

3.	Amended and Restated Coordination Agreement, dated as of May 31, 2018, by and among Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investments LLC and MAK-RO Capital Master Fund L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 6, 2018)

4.	Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P, in favor of Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC.

5.	Investor Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 6, 2018).

6.	Registration Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Arthur J. Decio, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and each other person party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 6, 2018).